Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

Two separate special meetings of shareholders of iShares Trust were held on November 4, 2009.  The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

The shareholder meetings for the iShares S&P 100, iShares S&P 1500 and iShares Nasdaq Biotechnology Index Funds were adjourned until November 19, 2009.  Shareholders of the other Funds approved both proposals.

Proposal 1
To approve a new investment advisory agreement between the Trust and BGFA, on behalf of each Fund, which will take effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
S&P MidCap 400	49,269,636	4,728,814	450,500	-
S&P MidCap 400 Growth	15,133,331	118,381	156,176	-
S&P MidCap 400 Value	15,813,696	156,427	207,756	-
S&P SmallCap 600	55,874,971	616,197	413,082	-
S&P SmallCap 600 Growth	16,995,562	143,204	197,197	-
S&P SmallCap 600 Value	16,268,498	195,452	172,572	-
S&P U.S. Preferred Stock	34,796,230	650,902	746,904	3,993,757

Proposal 2
To approve a change in the classification of the iShares S&P MidCap 400 and iShares S&P SmallCap 600 Growth Index Funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
S&P MidCap 400	46,546,836	7,379,955	502,115	20,044
S&P SmallCap 600 Growth	16,595,624	511,902	227,646	792

Second Meeting

This proposal was approved by the shareholders of the Trust.  All nominees who previously served as Trustees of the Trust were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Trustee to the Trust and the term of his election will take effect upon the consummation of the Transaction.

Proposal 1**
To elect a Board of Trustees of the Trust.

Independent Trustee	Votes For	Votes Withheld
George G.C. Parker	3,275,616,398	76,114,140
J. Darrell Duffie	3,155,645,073	196,085,465
Cecilia H. Herbert	3,284,632,277	67,098,261
Charles A. Hurty	3,283,313,465	68,417,073
John E. Kerrigan	3,285,163,741	66,566,797
John E. Martinez	3,284,826,244	66,904,294
Robert H. Silver	3,294,357,381	57,373,157

Interested Trustee	Votes For	Votes Withheld
Robert S. Kapito	3,229,642,767	122,087,770
Lee T. Kranefuss	2,147,369,285	1,204,361,252

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.

  **           Denotes Trust-wide proposal and voting results.